Smart-Tek Solutions Inc.
Unit 10 - 11720 Voyageur Way
Richmond, BC V6X 3G9

February 2, 2010

United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Attention:	Kathryn Jacobson
Senior Staff Accountant, Division of Corporation Finance

Dear Sirs/Mesdames:

Re:	Smart-Tek Solutions Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended June 30, 2009 (the “Form 10-K”)
Filed October 13, 2009
File No. 0-29895

We write in response to your letter of January 7, 2010 (the “Comment Letter”) with respect to the Form 10-K. The following responses are numbered in a manner that corresponds with your comments as set out in the Comment Letter.

Form 10-K for the fiscal year ended June 30, 2009

Recent Corporate Developments, page 3

1.	We note your response to comment one in our letter dated November 20, 2009 and have further comments:
  Refer to the cited ACEO Inc. Agreement (“Strategic Marketing Partner Agreement” which was filed on Exhibit 10.12 of the Form 10K). It appears to us that the subject agreement is merely a marketing agreement whereby ACEO “will promote and market the business and services of the Company to prospective business customers” named on Schedule A. Therefore, it remains unclear to us how Mr. Bonar met the milestones stipulated in his Marketing Partner Agreement by entering into another marketing partner agreement with ACEO to identify potential clients. If true, please disclose that ACEO has in fact assigned its existing contracts to the Company and/or obtained new leads which resulted in firm contracts that would enable the Company to report annualized gross revenues in excess of $25,000,000.

Since the Company’s entry into ACEO Inc. agreement, the Company has entered into agreements with 28 of the companies listed in Schedule “A” to the agreement. ACEO is a sales brokerage and payroll outsourcing firm that brokers submissions to numerous professional employment organizations (PEO). The list of clients that were brokered to Smart-Tek were just some of the companies that ACEO did payroll processing for at the time of the agreement. The agreement between the Company and ACEO arose when one of ACEO’s PEO resources lost their Workers’ Compensation policy for the clients associated with this list. In order to provide such workers compensation coverage to these clients, ACEO entered into an agreement with Smart-Tek Automated Services, Inc. (“Smart-Tek Automated”) whereby ACEO would assign all those clients to Smart-Tek Automated who could provide all the necessary services. These services being payroll processing, human resources support, workers' compensation insurance, safety programs, employee benefits, and other administrative and aftermarket services. These clients would then have their payroll processed under Smart-Tek Automated’s Tax ID number, purchase W/C insurance from Smart-Tek Automated and pay an administrative fee to Smart-Tek Automated for the payroll processing and other services. ACEO in turn would earn money by marking up Smart-Tek Automated’s fees to each referred client. Smart-Tek Automated is in the process of having each client sign a new contract directly with Smart-Tek Automated. We hope to have this completed by the end of February, 2010.

Much of the revenue generated by the Company’s new line of business is generated from the payroll services provided to the clients ACEO introduced to the Company. As outlined in our prior response letter, the Company’s board determined that there was adequate consideration for the issuance of the shares to Mr. Bonar particularly in light of the fact that the Company’s new line of business accounted for 25% of the Company’s revenues at the time the shares were issued to Mr. Bonar and Mr. Bonar had also at the time generated a number of leads on other sales brokerage and outsourcing companies which subsequently signed agreements with the Company.

Additionally, please disclose if true that Mr. Bonar, who entered into the Strategic Marketing Agreement with ACEO on behalf of your wholly-owned subsidiary, Smart-Tek Automated Solutions, is also its CEO.

Mr. Bonar is the CEO of the Company’s subsidiary Smart-Tek Automated. Please confirm if the SEC is requesting that the Company amend to Form 10-K to disclose this fact or whether the Company can disclose this in the upcoming Form 10-Q filing.

  Please tell us why you did not file a Form 8-K to report that the Company had entered into material definitive agreements with four significant customers (ie., four additional customers which were subsequently engaged by the Company’s subsidiary for the Company’s new line of business which in the aggregate would provide for approximately $57 million in annualized revenue) as indicated in your response.

The Company is not required to file every agreement it enters into in the ordinary course of business pursuant to the instructions to Item 1.01 of Form 8-K. The marketing agreements are entered into in the ordinary course of business by the Company’s subsidiary. The Company’s business is not substantially dependent on any of the four additional above noted contracts it entered into. There are many factors that could cause the company not to achieve the annualized revenue projections including the fact that the agreements may be terminated by either party at any time without cause and that there is no assurance that all or any of the clients of the sales brokerage and payroll outsourcing firm engaged by the Company’s subsidiary will assign their payroll business to the Company.

2.

Citing your basis in the accounting literature, tell us how you measure revenues with respect to your new line of business. In this regard, we note that you referred to $57,000,000 in annualized revenue to the Company and estimated net revenues of approximately $9,800,000.” Tell us how such revenues were recognized in the subsequent Form 10-Q.

The Company recognizes PEO revenues when each periodic payroll is delivered to the client. Revenues are reported in accordance with the requirements of Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force Issue No. 99-19, “Reporting Revenues Gross as a Principal Versus Net as an Agent.” (EITF 99-19). Consistent with its revenue recognition policy, the Company’s net PEO revenues and cost of PEO revenues do not include the payroll cost of its worksite employees. Instead, PEO revenues and cost of PEO revenues are comprised of all other costs related to its worksite employees, such as payroll taxes, employee benefit plan premiums and workers’ compensation insurance. PEO revenues also include professional service fees, which are primarily computed as a percentage of client payroll or on a per check basis.

In determining the pricing of the markup component of its billings, the Company takes into consideration its estimates of the costs directly associated with its worksite employees, including payroll taxes, benefits and workers’ compensation costs, plus an acceptable gross profit margin. As a result, the Company’s operating results are significantly impacted by the Company’s ability to accurately estimate, control and manage its direct costs relative to the revenues derived from the markup component of the Company’s gross billings.

Item 9A(T) Controls and Procedures page 17

3.	Please amend your filing as indicated in your response to comment three in our letter dated November 20, 2009. Additionally, please update Exhibit 31 as appropriate.

The Company is awaiting confirmation that there are no further amendments required to the Form 10-K before it files the amended Form 10-K in the form reviewed by the SEC.

Form 10-Q for the Quarter Ended September 30, 2009

Current Capitalization, page 6

4.

It appears that you have 5,000,000 shares of Class A Preferred stock issued and outstanding as of the date of your quarterly report. Please disclose the exchange transaction in which the shares were issued.

The issuance of a share of Class A Preferred Stock has been disclosed in the Company’s periodic filings since 2005. The preferred share was issued on April 15, 2005, in connection with the Company’s acquisition of Smart-tek Communications, Inc.

Yours truly,

/s/ Perry Law

Perry Law